FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)

1. Name and Address of Reporting Person* PAICE WILL T.	2. Date of Event Requiring Statement (Month/Day/Year) January 8, 2003*	4. Issuer Name and Ticker or Trading Symbol PANAVISION INC. (PVIS:OB)
(Last) (First) (Middle) 6219 DeSoto Avenue
(Street) Woodland Hills, California 91367	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[    ] Director                          [    ] 10% Owner

[  X  ] Officer (give title below)    [    ] Other (specify below)

       Chief Operating Officer
		_______________________________________________	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exerciseable	Expiration Date	Title	Amount or Number of Shares
Stock Options	**	10/7/2009	Common Stock, par value $.01 per share	28,000	$10.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

* On January 8, 2003, Bobby G. Jenkins, Executive Vice President and Chief Financial Officer, Eric W. Golden, Executive Vice President and General Counsel, and Will T. Paice, Chief Operating Officer, were appointed to an Office of the President to manage the daily affairs of Panavision Inc. On March 3, 2003, Mr. Paice was appointed President of U.S. Operations and ceased serving as Chief Operating Officer of Panavision Inc.

** 18,666 shares exercisable on October 8, 1999; 9,334 exercisable on July 1, 2000.

/s/ Will T. Paice ———————————————————— **Signature of Reporting Person	April 11, 2003 —————————————— Date

*	If the form is filed by more than one reporting person, See Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.